

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2026

Jamie Martin
Senior Vice President and Chief Financial Officer
Puget Energy, Inc.
355 110th Ave NE
Bellevue, WA 98004

> **Re: Puget Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 14, 2026**
> **File No. 333-295883**

Dear Jamie Martin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Andrew Moore